Filing under Rule 425 under

the Securities Act of 1933

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934

Filing by: CSR plc

Subject Company: CSR plc

SEC File No. of CSR plc: 333-153952

The following is the presentation made by CSR plc (“CSR”) in connection with its unaudited results for the first quarter ended April 3, 2009.

CSR plc

First Quarter 2009 Results Presentation

6 May, 2009

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Disclaimer

This communication contains “forward-looking statements” that represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with SiRF Acquisition Sub, Inc. , a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR.  Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties.  These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond our control. Those factors include, without limitation:  the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for
SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing our GPS-based location technology and
CSR’s bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of SiRF, CSR and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of SiRF, CSR and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of SiRF, CSR and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of the intellectual property indemnification practices;
and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC.

In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger
transaction.   Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger.  Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC.  SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR,
Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations,  +44 (0) 1223 692 000 or to SiRF, 217
Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.  Information about CSR’s directors and executive officers is set forth in
CSR’s annual report for the fiscal year ended January 2, 2009and available on its website at (http://www.csr.com/home.php), and information about their ownership of SiRF’s common stock is available on its website.  Information about SiRF’s directors and executive officers and other persons who may be participants in the solicitation of proxies from SiRF’s stockholders is set forth in SiRF's annual report on Form 10-K , as amended, for the fiscal year ended December 27, 2008 and
SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July, 3 2008.

A prospectus complying with the Prospectus Rules made by the UK Financial Services Authority will be published and will be available on request from CSR, Unit
400, Cambridge Science Park  Milton Road, Cambridge, CB4 0WH

Agenda

1. First Quarter 2009 Results and Outlook

2. Operational review and Update on SiRF transaction

First Quarter 2009 Financial Results

Overview

•     First quarter revenue towards upper end of guidance

•    Continued cash generation

•    Strong balance sheet with closing cash of $263m

•    Tight inventory control: reduced by $17m to $49m

•    Good operational progress

•    BC7000 firmly on track at lead customer and other  Tier 1s

•    Promising customer interest in CSR9000 from Tier 1 OEMs

•    Tier 1 design-in for MusiCore

•    Sustained design-win momentum in all handsets segments

©CSR PLC 2009. All rights reserved.

BETTER CONNECTED

Financial Summary

Revenue towards the upper end of guidance at $80.6 million for first quarter 2009

Gross margin of 41.1%, we expect this to recover through 2009 as volumes and product mix improve

Tight cost control lead to first quarter 2009 underlying OPEX of $52.1m

Underlying operating loss for the first quarter 2009 of $18.9 million

Strong balance sheet with quarter end cash balance of $262.9 million

Note:

Underlying results exclude charges in R&D for the amortisation of acquired intangible assets (Q1 2009: $1.2 million; Q4 2008:
$1.2 million) and in SG&A, integration and restructuring charges of $1.0 million in Q1 2009 (Q4 2008: restructuring $14.4 million)
and the adjustment to goodwill as a result of the acquisition of pre acquisition tax losses (Q4 2008: $1.0 million).

Q1 2009

Q4 2008

Revenue

$80.6m

$140.1m

Gross Margin

41.1%

43.5%

Underlying* operating (loss) profit

($18.9m)

$1.7m

Underlying* diluted (loss) earnings per share

($0.08)

$0.05

Operating result

($21.2m)

($15.0m)

Diluted loss per share

($0.09)

($0.05)

Net cash from operating activities

$3.6m

$34.0m

Cash, cash equivalents & treasury deposits

$262.9m

$261.9m

CSR plc

© CSR PLC 200[illegible]. All rights reserved.

Outlook

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Outlook

First signs that Handset destocking is coming to an end

We anticipate an end to customer inventory destocking in headsets and consumer shortly

Despite this, we are not in a position to “call the bottom” – overall demand picture remains uncertain

Market share gains with several key customers

Second quarter revenues expected to be between $95m and $115m

Handsets

10:06am
Better connected
FM
90.7
Radio 4
R·D·S The Today Show
Status
RDS: Auto
FM receive: Enabled
FM transmit: Disabled
Call mute: Auto

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Handsets – Bluetooth

First quarter ahead of expectations, but at historically low level

First quarter saw significant supply chain destocking

This appears to have largely ceased

Material gain in design-win market share

We will start to see the effects of this in the second quarter

Expect further gains in the second half of the year

Bluecore7000 is now in mass production

On schedule for delivery to our lead customer in the
third quarter

Other Tier 1 OEMs are sampling – additional
design-wins this year expected

10:06am
Better connected
MUSIC HAS EVOLVED
Status
Wi-Fi: Connected
Network: The Cloud
Signal: Good

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Handsets – Next Generation Products

CSR9000 and UniFi6000 have been very positively received since launch: sampling with a large number of other potential customers

First revenue from these products by the end of the year

MusiCore is shipping in a Tier 1 handset at modest volume

Headsets, Automotive and Consumer

VOL

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Headsets

Destocking is ongoing in the headset segment: excess inventory overhang is expected to clear shortly

Market share remained strong during the quarter

Won in excess of 80% of all qualified Bluetooth
mono headsets

Won 100% of all qualified stereo headsets designs

Apple’s planned inclusion of A2DP, (Bluetooth stereo
audio streaming), in its next iPhone OS (v.3.0) should
provide a significantly enlarged market for stereo headsets

Launched no less than 4 new chips aimed at headset market

©CSR PLC 2009. All rights reserved.

BETTER CONNECTED

Automotive and Consumer

Weak consumer demand for all electronic non-cellular products

PND market mirroring headset market in both demand and
inventory

Continued to gain a number of important design-wins including slot with a large US PND manufacturer

Automotive volumes have held up well

Higher attach rates as Bluetooth enabled options are bundled in new cars to improve sales

Similar market shares to headsets in this segment

Bluetooth adoption continues to grow across an increasingly wide variety of applications

SiRF Transaction Update

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Compelling Financial, Commercial and Strategic Rationale

Diversifies revenue base, by customer, technology and market from day one

Substantial combined cash (pro-forma $372 million as at end Q109)

Considerable cost synergies of at least $35 million per annum expected to be implemented within 60 days post completion

Expected to be significantly accretive to EPS in H2 2009 and 2010

Strong
Financial
Case

Creates a global leader in both Bluetooth and GPS

Increases scale in a fast growing sector of the Connectivity Centre

Significant cross-selling opportunities from complementary customer base

Strong IP portfolio

Strengthens and
diversifies
CSR

Enhances Connectivity Centre portfolio

Addresses market demand for Bluetooth / GPS combo chip

Strong support from Tier 1 customer base

De-risks CSR’s strategic plan

Strengthens our
leadership
position in the
Connectivity
Centre

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

SiRF First Quarter 2009 summary financials

Revenue of $34.2m - towards the upper end of guidance

First quarter cash balance of $110m

Non-GAAP gross margin of 47.4%

Non-GAAP operating expenses of $29.9m

Non-GAAP net loss of $13.8m

Second quarter revenue guidance of $42m to $46m

Notes:

1       Includes run rate impact of cost reductions announced in 2008 for SiRF and CSR of $35m and $25m respectively

2       SiRF financials are adjusted non GAAP

$m

SiRF Q109A

SiRF Q108A

Revenue

34.2

62.0

Net Loss2

(13.8)

(8.4)

Gross Margin2

47.4%

48.9%

Summary

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Summary

Strong balance sheet and enhanced revenue outlook

Continued operational progress;

Significant new product design-wins during the quarter

On target to complete the SiRF merger by the end of the
second quarter

Appendix

©CSR PLC 2009. All rights reserved.
BETTER CONNECTED

Update on the Process to Completion

Expected date

25 Feb – 25 March

Mid May

May - June

June

Event

HSR waiting period passed

Circular to be sent to CSR shareholders and
publication of the Prospectus

F-4 registration statement sent to SiRF shareholders

CSR and SiRF shareholder meetings to approve the
transaction

Completion

Disclaimer

This communication contains “forward-looking statements” that represent the current expectations and beliefs of management of CSR plc (“CSR”) concerning the proposed merger of SiRF Technology Holdings, Inc. (“SiRF”) with SiRF Acquisition Sub, Inc. , a direct, wholly-owned subsidiary of CSR (the “merger”) and other future events and their potential effects on CSR.  Such statements are based upon the current beliefs and expectations of our management, are not guarantees of future results and are subject to a significant number of risks and uncertainties.  These forward-looking statements are inherently subject to significant business, economic and competitive uncertainties and contingencies and risk, many of which are beyond our control. Those factors include, without limitation:  the ability to obtain the approval of the transaction by SiRF’s stockholders and CSR’s shareholders; the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe; the possibility that the merger does not close when expected or at all, or that the companies may be required to modify aspects of the merger to achieve regulatory approval; the ability to realize the expected synergies from the transaction in the amounts or in the timeframe anticipated; the ability to integrate SiRF’s businesses into those of CSR’s in a timely and cost-efficient manner; the development of the markets for
SiRF’s and CSR’s products; the combined company’s ability to develop and market a multifunction radio product containing our GPS-based location technology and
CSR’s bluetooth technology in a timely fashion; weak current economic conditions and the difficulty in predicting sales, even in the short–term; factors affecting the quarterly results of SiRF, CSR and the combined company; sales cycles; price reductions; dependence on and qualification of foundries to manufacture the products of SiRF, CSR and the combined company; production capacity; the ability to adequately forecast demand; customer relationships; the ability of SiRF, CSR and the combined company to compete successfully; our product warranties; the impact of legal proceedings; the impact of the intellectual property indemnification practices;
and other risks and uncertainties, including those detailed from time to time in SiRF’s periodic reports filed with the Securities and Exchange Commission, including its Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and CSR’s and SiRF’s other filings with the SEC.

In connection with the proposed merger, CSR intends to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form F-4 containing a proxy statement/prospectus for the stockholders of SiRF and each of CSR and SiRF plan to file other documents with the SEC regarding the proposed merger
transaction.   Before making any voting or investment decision, SiRF’s stockholders are urged to read the proxy statement/prospectus and other documents filed with the SEC carefully and in their entirety when they become available, because they will contain important information about the proposed merger.  Investors and stockholders will be able to obtain, without charge, a copy of the proxy statement/prospectus, as well as other relevant documents containing important information about CSR and SiRF at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC.  SiRF’s stockholders will also be able to obtain, without charge, a copy of the proxy statement/prospectus and other relevant documents when they become available by directing a request by mail or telephone to CSR,
Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 -0WH, United Kingdom, Attention: Investor Relations,  +44 (0) 1223 692 000 or to SiRF, 217
Devcon Drive, San Jose, CA, 95112-4211, Attention: Investor Relations, +1 (408) 392-8480.  Information about CSR’s directors and executive officers is set forth in
CSR’s annual report for the fiscal year ended January 2, 2009and available on its website at (http://www.csr.com/home.php), and information about their ownership of SiRF’s common stock is available on its website.  Information about SiRF’s directors and executive officers and other persons who may be participants in the solicitation of proxies from SiRF’s stockholders is set forth in SiRF's annual report on Form 10-K , as amended, for the fiscal year ended December 27, 2008 and
SiRF's revised proxy statement for its 2008 annual meeting of stockholders, which was filed with the SEC on Schedule 14A on July, 3 2008.

A prospectus complying with the Prospectus Rules made by the UK Financial Services Authority will be published and will be available on request from CSR, Unit
400, Cambridge Science Park  Milton Road, Cambridge, CB4 0WH